Mail Stop 4561

October 11, 2007

William Gray
Chief Financial Officer
Carver Bancorp, Inc.
75 West 125th Street
New York, New York 10027

       RE: Carver Bancorp, Inc.
                Form 10-K for the Fiscal Year Ended March 31, 2006
                Form 10-K/A for the Fiscal Year Ended March 31, 2006
                File No. 001-13007

Dear Mr. Gray,

     We have completed our review of your Form 10-K and have no further comments at this time.

                Sincerely,

                Paul Cline
                Senior Accountant